Trip.com Group Limited

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

February 8, 2023

VIA EDGAR

Ms. Lilyanna Peyser

Ms. Cara Wirth

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trip.com Group Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed on April 27, 2022 (File No. 001-33853)

Dear Ms. Peyser and Ms. Wirth,

This letter sets forth the Company’s responses to the comments contained in the letter dated January 26, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 27, 2022 (the “2021 Form 20-F”) and the Company’s response letters submitted on September 28, 2022 and December 1, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. The proposed revised disclosure sets forth in the Company’s responses below reflects the Company’s cumulative revisions to the referenced disclosure in its future Form 20-F filings, with deletions shown as strike-through and additions shown as underlined. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Response dated December 1, 2022

General

1.

We note your proposed amended disclosure in response to comment 1. With respect to your definition of “VIEs,” please refrain from stating that you conduct operations through the VIEs and revise to clearly state that you are the primary beneficiary of the VIEs for accounting purposes only.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 8, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 1:

•

“variable interest ~~consolidated affiliated Chinese~~ entities” or “VIEs” refers to variable interest entities, which are companies incorporated in China that have entered into a series of contractual arrangements with their respective shareholders and our PRC subsidiaries. Under these contractual arrangements, Trip.com Group Limited has a “controlling financing interest” in the VIEs as defined in FASB ASC 810 so that it is considered the primary beneficiary of the VIEs for accounting purposes only and thus consolidates each of these entities under U.S. GAAP. The significant VIEs that Trip.com Group Limited consolidates under U.S. GAAP include ~~We conduct some of our operations in China through the VIEs, primarily including~~(i) Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce (VIE), which holds a value-added telecommunications business license and mainly provides online advertising services, (ii) Shanghai Huacheng Southwest International Travel Agency Co., Ltd., or Shanghai Huacheng (VIE), which holds a travel agency operation license and mainly provides domestic, inbound, and outbound tour services, and air-ticketing services, (iii) Chengdu Ctrip Travel Agency Co., Ltd., or Chengdu Ctrip (VIE), which holds a domestic travel agency operation license and mainly provides air-ticketing services, and (iv) Beijing Qu Na Information Technology Co., Ltd., or Qunar Beijing (VIE), which holds the licenses, approvals, and key assets such as mobile application and website that are essential to the business operations of Qunar. ~~The contractual arrangements provide Trip.com Group Limited with a “controlling financial interest” in the VIEs as defined in FASB ASC 810, making Trip.com Group Limited the primary beneficiary of the VIEs, and thereby consolidates each of these entities under U.S. GAAP for accounting purpose~~;

2.

We note your proposed amended disclosure in response to comment 2; please elaborate on the relevant laws and regulations in Hong Kong and Macau, including a description on how they impact your business. At the beginning of Item 3, also disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 8, 2023

The Company respectfully submits to the Staff that the Company has been in compliance with relevant laws and regulations in Hong Kong and Macao. The Company further submits to the Staff that the main business activities of its subsidiaries in Hong Kong and Macao accounted for less than 1% of the Company’s total revenues in 2021, and are expected to remain so in the foreseeable future. As such, the Company believes that the relevant laws and regulations in Hong Kong and Macao do not have a material impact on the Company’s business as of the date hereof. The Company undertakes to closely monitor any update of relevant laws and regulations in Hong Kong and Macao in the future and make appropriate disclosures accordingly.

The Company also respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 6:

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has recently issued statements and regulatory actions relating to areas such as the use of contractual arrangements in certain industries, ~~we face risks associated with~~ regulatory approvals on overseas offerings and listings~~,~~ by, and foreign investment in, China-based issuers, the use of ~~our consolidated affiliated Chinese entities~~ the VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. It remains uncertain how PRC government authorities will regulate overseas listings and offerings in general and whether we are required to complete filings or obtain any specific regulatory approvals from the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC government authorities for our overseas offerings. In addition, if future regulatory developments mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, regulatory actions relating to data security or anti-monopoly concerns in Hong Kong or Macao do not have a material impact on our ability to conduct business, accept foreign investment in the future, continue to list on a United States stock exchange or maintain our listing status on the Hong Kong Stock Exchange. However, new regulatory actions relating to data security or anti-monopoly concerns in Hong Kong or Macao may be taken in the future, and there can be no assurance as to whether such regulatory actions may have a material impact on our ability to conduct business, accept foreign investment, continue to list on a United States stock exchange or maintain our listing status on the Hong Kong Stock Exchange. We face risks and uncertainties associated with not only these statements and regulatory actions, ~~as well as~~ but also the prospective uncertainties as to the inability of the Public Company Accounting Oversight Board, or the PCAOB, to completely inspect registered public accounting firms headquartered in mainland China (including our independent auditor). ~~lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which~~ These risks may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other exchange outside China, ~~. These risks~~ and could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

. . .

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 8, 2023

Page 37:

Our failure to comply with privacy and data protection laws and regulations in various jurisdictions could subject us to sanctions, damages, and litigation, and could harm our reputation and business.

. . .

European Union traditionally takes a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws. In particular, the European Union adopted a new General Data Protection Regulation in April 2016, which became effective in May 2018. The General Data Protection Regulation results in more stringent requirements for data processors and controllers, including more fulsome disclosures about the processing of personal information, data retention limits, and deletion requirements, mandatory notification in the case of a data breach, and elevated standards regarding valid consent in some specific cases of data processing. The General Data Protection Regulation also includes substantially higher penalties for failure to comply with the requirements. For example, in the event of violations, a fine up to €20 million or up to 4% of the annual worldwide turnover, whichever is greater, may be imposed. In addition to General Data Protection Regulation, when other future laws and regulations relating to data privacy in China or other jurisdictions come into effect, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and incur additional costs.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 8, 2023

In addition, to the extent we have accessed data in Hong Kong and Macao, we have been in compliance with relevant laws and regulations in both jurisdictions regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance, which impose protocols and obligations regarding the handling of personal data in Hong Kong including, among other things, that (i) personal data must be collected for a lawful purpose, necessary, and not excessive, (ii) personal data must be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. ~~and as~~ As of the date of this annual report, we believe that these laws and regulations in Hong Kong and Macao regarding data security~~, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance, which impose protocols and obligations regarding the handling of personal data in Hong Kong~~ do not, nor would any non-compliance therewith, if any, have any material adverse impact on our business. However, if certain laws and regulations in Hong Kong or Macao were to result in oversight over data security that materially impacts our business in the applicable jurisdiction, we may be required to incur additional cost to ensure our compliance with such laws and regulations, and any violation could result in a material adverse impact on our business, financial condition, and results of operations.

3.	We note your proposed amended disclosure in response to comment 3 and we reissue it. Please revise your Organizational Structure chart to disclose the 57% owners of Qunar Cayman Islands Limited.

In response to the Staff’s comment, the Company undertakes to further revise its corporate structure disclosed on pages 87 and 88 of the 2021 Form 20-F in “Item 4. Information of the Company—C. Organizational Structure” substantially in the form of the diagram set forth in Appendix A attached hereto, which discloses the 57% owners of Qunar Cayman Islands Limited, and also replicate such diagram immediately after the heading of “Item 3. Key Information—Our Holding Company Structure and Contractual Arrangements with the VIEs” in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

4.

We note your proposed amended disclosure in response to comment 4, including your statement that “[a]s a result of the contractual arrangements, we have effective control over and are (i) have the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) receive the economic benefits from the VIEs that could be significant to them.” Please revise this sentence to reflect the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and the fact that you are the primary beneficiary of the VIE for accounting purposes.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 8, 2023

The Company respectfully clarifies to the Staff that, in its prior response to the Staff’s comment, it has proposed to delete the statement that “we have effective control over the VIEs” by striking through such statement and has proposed to disclose the conditions it has satisfied for the consolidation of the VIEs under U.S. GAAP. The Company respectfully submits to the Staff that, as defined in FASB ASC 810, a primary beneficiary is the reporting entity that holds a controlling financial interest in the VIE and thus is required to consolidate the VIE. The two characteristics in connection with the determination of a “controlling financial interest” in a VIE are (i) the power to direct activities of the VIE that most significantly affect their economic performance, and (ii) the right to receive the economic benefits from the VIE that could be significant to the VIE, as mentioned in the Company’s prior response to the Staff’s comment. In addition, the Company further clarifies that, in its prior response to the Staff’s comment, it has proposed to disclose the fact that the Company is the primary beneficiary of the VIEs for accounting purposes.

In response to the Staff’s comment, the Company respectfully proposes to further revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 5:

Our Holding Company Structure and Contractual Arrangements with ~~Our Consolidated Affiliated Chinese Entities~~ the VIEs

. . .

A series of contractual agreements, including powers of attorney, technical consulting and services agreement, equity pledge agreements, exclusive option agreements, and loan agreements, have been entered into by and among our PRC subsidiaries, ~~our consolidated affiliated Chinese entities~~ the VIEs, and their respective shareholders. Terms contained in each set of contractual arrangements with ~~our consolidated affiliated Chinese entities~~ the VIEs and their respective shareholders are substantially similar. As advised by Commerce & Finance Law Offices, our PRC legal counsel, subject to the disclosure in this annual report, the terms of the contractual arrangements are valid, binding, and enforceable under the PRC laws and regulations currently in effect. As a result of the contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and thus have consolidated the financial results of operations, financial position, and cash flows of the VIEs in our consolidated financial statements under U.S. GAAP. The contractual arrangements with the VIEs provide us with a “controlling financial interest” in the VIEs as defined in FASB ASC 810 by entitling us to ~~have effective control over and are~~ (i) ~~have~~ the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) the right to receive the economic benefits from the VIEs that could be significant to them. ~~Accordingly, for accounting purposes, the contractual arrangements provide Trip.com Group Limited with a “controlling financial interest” in the VIEs as defined in FASB ASC 810, making Trip.com Group Limited considered the primary beneficiary of these companies, and we have Trip.com Group Limited thus has consolidated the financial results of operations, assets, and liabilities of these companies in our its consolidated financial statements under U.S. GAAP.~~ Neither Trip.com Group Limited nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with ~~Consolidated Affiliated Chinese Entities~~ the VIEs and Their Shareholders.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 8, 2023

5.

We note your proposed amended disclosure in response to comment 6, including your disclosure that all of your officers and directors live outside of the United States. Please revise to name the directors, officers, and senior management and whether each resides in the PRC, Hong Kong, or Macau. In the Enforceability of Civil Liabilities section and related risk factor, please also include a discussion of enforceability issues relating to interests/persons in Hong Kong.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 59:

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law, and because we conduct the majority of our operations in China and because all ~~the majority~~ of our directors and officers reside outside of the United States.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 8, 2023

We are incorporated in the Cayman Islands, and our operations are primarily based ~~we conduct the majority of our operations~~ in China ~~through our wholly-owned subsidiaries and several VIEs in China~~. ~~All of~~ Among our directors and executive officers, Neil Nanpeng Shen, Gabriel Li, and JP Gan habitually reside in Hong Kong ~~officers reside~~ while the other directors and executive officers all habitually reside in mainland China ~~or Hong Kong~~, and most of the assets of those persons are located outside of the United States ~~or Hong Kong~~. As a result, it may be difficult for you to effect service of process within the United States ~~or Hong Kong~~ upon these persons, or to bring an action against us or against these individuals in the Cayman Islands or in China in the event you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands ~~and~~, mainland China, and Hong Kong may render you unable to enforce a judgement against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or Hong Kong, although the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty, (iii) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (iv) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law or Hong Kong courts if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or executive officers in mainland China or Hong Kong as the United States and mainland China or Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in mainland China or Hong Kong provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China or Hong Kong, as applicable, to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees—Enforceability of Civil Liabilities.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 8, 2023

Page 118:

Enforceability of Civil Liabilities

Our business operations are primarily conducted in China, and substantially all of our assets are located in China. Among our directors and executive officers, Neil Nanpeng Shen, Gabriel Li, and JP Gan habitually reside in Hong Kong while the other directors and executive officers all habitually ~~All of our directors and officers~~ reside in mainland China, ~~or Hong Kong~~ and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 8, 2023

Our PRC legal counsel has advised us that there is uncertainty as to whether the courts of mainland China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. ~~PRC c~~Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the ~~PRC~~ courts of mainland China will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a ~~PRC~~ court of mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a ~~PRC~~ court of mainland China to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a ~~PRC~~ court of mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

Furthermore, the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment is enforceable in Hong Kong pursuant to the common law regime in Hong Kong for recognizing and enforcing foreign judgments, which provides that a foreign judgment is enforceable if (i) it is final and conclusive on the merits, (ii) the judgment has been rendered by a court of competent jurisdiction, (iii) the judgment must be for a fixed sum of money, (iv) the judgment must be between the same parties as those before the Hong Kong court, and (v) enforcement of the judgment is not a breach of natural justice or against public policy.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 8, 2023

6.

We note your response to comment 5. It appears that you no longer state that you have not been denied any permissions or approvals to conduct your business (other than for your accommodation reservation, transportation ticketing, packaged-tour, and corporate travel businesses); please revise. In addition, it appears that you no longer state that you have obtained all of the requisite permissions and approvals from the PRC authorities to operate your business; please revise.

The Company respectfully clarifies to the Staff that, given the uncertainties with respect to the interpretation and application of PRC laws, regulations, and policies and the Company’s underlying circumstance with respect to the permissions and approvals required for its operations, the proposed statements presented by the Company have reflected the Company’s best analysis in this regard. In response to the Staff’s comment, the Company respectfully proposes to further revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 8, 2023

Page 7:

Permissions and Approvals Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and ~~consolidated affiliated Chinese entities~~ the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, as advised by Commerce & Finance Law Offices, our PRC legal counsel, our PRC subsidiaries and ~~consolidated affiliated Chinese entities~~ the VIEs have obtained all of the requisite ~~licenses and permits~~ permissions and approvals from the PRC government authorities for our accommodation reservation, transportation ticketing, packaged-tour, and corporate travel businesses, ~~that are material for their business operations in China,~~ including, among others, value added telecommunications operating licenses, travel agency operation licenses, and an insurance agency license, ~~except as disclosed in~~ except for certain permission and approval requirements in mainland China relating to our business of providing ancillary mobility services for transportation ticketing in mainland China, which represents a nominal portion of our transportation ticketing revenues, and subject to the uncertainties with respect to the interpretation and application of PRC laws, regulations, and policies. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We have attempted to comply with the PRC regulations regarding licensing requirements. If the PRC laws and regulations change, our business in China may be adversely affected. Any lack of requisite approvals, licenses, or permits applicable to our business or any failure to comply with applicable laws or regulations may materially and adversely affect our business, financial condition, and results of operations.” In addition, our subsidiaries in Hong Kong and Macao also have obtained travel agency operation licenses and insurance agency licenses that are necessary for their respective businesses from the Hong Kong and Macao authorities. As of the date of this annual report, we, our PRC subsidiaries, or the VIEs have not received any denial notification from the relevant authorities in connection with the applications for the necessary permissions or approvals to conduct our business. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional ~~licenses, permits, registrations, filings, or~~ approvals and permissions for our business operations in the future. If we, our subsidiaries or the VIEs do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business, and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We have attempted to comply with the PRC regulations regarding licensing requirements. If the PRC laws and regulations change, our business in China may be adversely affected. Any lack of requisite approvals, licenses, or permits applicable to our business or any failure to comply with applicable laws or regulations may materially and adversely affect our business, financial condition, and results of operations.”

*    *     *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 (21) 3406-4880 ext. 122202 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com, or Yuting Wu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8255 or yuting.wu@skadden.com.

Very truly yours,

/s/ Cindy Xiaofan Wang
Cindy Xiaofan Wang
Chief Financial Officer

cc:	James Jianzhang Liang, Executive Chairman, Trip.com Group Limited

Min Fan, Vice Chairman and President, Trip.com Group Limited

Jane Jie Sun, Chief Executive Officer and Director, Trip.com Group Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP

Vivian Fan, Partner, PricewaterhouseCoopers Zhong Tian LLP

Appendix A

Proposed Revised Organizational Structure

Notes:

(1)

The 57% owners of Qunar Cayman Islands Limited are several non-U.S. investment entities, namely M Strat Holdings, L.P., Momentum Strategic Holdings, L.P., Ocean Management Limited, and Earthly Paradise Investment Fund L.P., which are consolidated by us under U.S. GAAP. For further details about the indirect ownership of Qunar Cayman Islands Limited, see “Item 4.A. Information on the Company —History and Development of the Company.”

(2)	Indirectly owned through Ctrip Travel Holding, a Cayman Islands company, and its Hong Kong subsidiary, Ctrip Travel Holding (Hong Kong) Limited.
(3)	Indirectly owned through Ctrip Investment (Shanghai) Co., Ltd., a PRC company.
(4)	Indirectly owned through Queen’s Road Travel Information Limited, a Hong Kong company.
(5)	Min Fan and Qi Shi hold 99.5% and 0.5% of the equity interest in Chengdu Ctrip Travel Agency Co., Ltd., respectively.
(6)	Bo Sun and Maohua Sun hold 89.8% and 10.2% of the equity interest in Shanghai Ctrip Commerce Co., Ltd., respectively.
(7)	Hui Cao and Hui Wang hold 60% and 40% of the equity interest in Beijing Qu Na Information Technology Co., Ltd., respectively.